SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2004



SIERRA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	**1-8865**	**88-0200415**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way
Las Vegas, Nevada 89128

(Address of principal executive offices including zip code)

(702) 242-7000

(Registrant's telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Item 2. Acquisition or Disposition of Assets

On March 31, 2004, Sierra Health Services Inc. ("Sierra") completed the sale of its workers' compensation subsidiary, California Indemnity Insurance Co. Inc. ("Cal Indemnity") to Folksamerica Holding Co. Inc. ("Folksamerica"). Folksamerica is a subsidiary of White Mountains Insurance Group, Ltd., a Bermuda-based insurance holding company. Cal Indemnity's subsidiaries, which were included in the sale, are Commercial Casualty Insurance Co., Sierra Insurance Company of Texas and CII Insurance Co. The workers' compensation business was reported as discontinued operations in Sierra's annual report on Form 10-K for the year ended December 31, 2003.

Sierra received $14.2 million in cash at the closing, subject to potential post closing adjustments with regard to the closing date balance sheet. The deal also includes a contingent payment of $62.0 million, plus accrued interest, payable to Sierra in January 2010. The contingent payment can be increased or decreased depending on favorable or adverse claim and expense development from the date of closing through Dec. 31, 2009, and other offsets based on certain agreements between the parties.

As of the closing, a third-party claims administrator, GAB Robins, has been engaged to administer claims for a period of 15 years. Under the terms of this agreement, GAB Robins will provide certain claims services for Cal Indemnity and its subsidiaries. Pursuant to the terms of the agreement among GAB Robins, Sierra and Folksamerica, Sierra will be responsible for this administrator's costs and for providing certain transition services for varying terms to Cal Indemnity. Folksamerica will reimburse Sierra for these costs from an account consisting of the unallocated loss adjustment expense ("ULAE") reserves and accrued liabilities as of the closing, a percentage of premiums earned after the closing, plus accrued interest on the ULAE reserves.

Item 7. Financial Statements and Exhibits

10.1   Stock Purchase Agreement, dated as of November 25, 2003, as amended on December 17, 2003, as further amended on December 29, 2003 and as further amended on January 12, 2004, among Sierra Health Services, Inc., CII Financial, Inc. and Folksamerica Holding Company, Inc., incorporated by reference to Exhibit 10.6 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

10.2   Form of Contingent Purchase Price Note Agreement among Folksamerica Holding Company, Inc., Sierra Health Services, Inc., CII Financial, Inc., and, with respect to Article 5 only, Folksamerica Reinsurance Company. 10.7, incorporated by reference to Exhibit 10.6 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


SIERRA HEALTH SERVICES, INC.
(Registrant)


Date: April 14, 2004


/S/ PAUL H. PALMER
Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)
